Filed Pursuant to Rule 433
Registration No. 333-276616

Term Sheet
August 6, 2024

Issuer:	Toyota Motor Credit Corporation
Security:	Floating Rate Medium-Term Notes, Series B
Title:	Floating Rate Medium-Term Notes, Series B due August 7, 2026
Issuer Senior Long-Term Debt Ratings:	Moody’s Investors Service, Inc.: A1 (positive outlook) S&P Global Ratings: A+ (stable outlook) Fitch Ratings: A+ (stable outlook)
CUSIP/ISIN:	89236TML6 / US89236TML60
Trade Date:	August 6, 2024
Original Issue Date:	August 9, 2024 (T+3)
Stated Maturity Date:	August 7, 2026
Principal Amount:	$750,000,000
Price to Public:	100.000%
Underwriting Discount:	0.150%
Net Proceeds to Issuer:	99.850% / $748,875,000
Interest Rate Basis:	Compounded SOFR Index
Spread:	+77 basis points
Minimum Interest Rate:	0.000%
Interest Reset Period:	Quarterly
Initial Interest Rate:	The initial interest rate will be based on Compounded SOFR Index determined as of November 5, 2024, plus the Spread, accruing from August 9, 2024.
Interest Payment Dates:	Each February 7, May 7, August 7 and November 7, beginning on November 7, 2024 (short first coupon) and ending on the Stated Maturity Date
Interest Reset Dates:	Each Interest Payment Date
Interest Determination Date:	The second U.S. Government Securities Business Day preceding each Interest Reset Date.
Interest Period:	The period from and including an Interest Payment Date (or, in the case of the first Interest Period, the Original Issue Date) to, but excluding, the next Interest Payment Date (or, in the case of the final Interest Period, the Stated Maturity Date).
Observation Period:	In respect of an Interest Period, the period from and including two U.S. Government Securities Business Days preceding the first date of the Interest Period to but excluding two U.S. Government Securities Business Days preceding the Interest Payment Date for such Interest Period, provided that the first Observation Period shall be from and including two U.S. Government Securities Business Days preceding the Original Issue Date to but excluding the two U.S. Government Securities Business Days preceding the first Interest Payment Date.
Day Count Convention:	Actual/360
Business Day Convention:	Modified Following, adjusted
Business Days:	New York and U.S. Government Securities Business Day
Calculation Agent:	Deutsche Bank Trust Company Americas
Governing Law:	New York
Minimum Denominations:	$2,000 and $1,000 increments thereafter
Joint Book-Running Managers:	J.P. Morgan Securities LLC Mizuho Securities USA LLC SMBC Nikko Securities America, Inc. U.S. Bancorp Investments, Inc.

Co-Managers:

BBVA Securities Inc.

Intesa Sanpaolo IMI Securities Corp.

Nomura Securities International, Inc.

Standard Chartered Bank

Banco Bradesco BBI S.A.

Fifth Third Securities, Inc.

ICBC Standard Bank Plc

C.L. King & Associates, Inc.

Samuel A. Ramirez & Company, Inc.

DTC Number:	#2396
Concurrent Offering:	Concurrently with this offering of the notes, the Issuer is also offering by means of separate term sheets: (i) $750,000,000 aggregate principal amount of 4.550% Medium-Term Notes, Series B due August 7, 2026 and (ii) $1,000,000,000 aggregate principal amount of 4.550% Medium-Term Notes, Series B due August 9, 2029 (collectively, the “Other Notes”). This term sheet does not constitute an offer to sell, or the solicitation of an offer to buy, any of the Other Notes. Any offering of the Other Notes may be made only by means of a prospectus and related prospectus supplement.

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to withdrawal at any time.

This term sheet supplements the prospectus supplement dated January 22, 2024 and the related prospectus dated January 19, 2024; capitalized terms used in this term sheet, but otherwise not defined, shall have the meanings assigned to them in the prospectus supplement and the related prospectus.

The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and the related prospectus and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the web at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533, Mizuho Securities USA LLC toll-free at 1-866-271-7403, SMBC Nikko Securities America, Inc. toll-free at 1-888-868-6856 and U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607.

Additional Selling Restrictions

Japan

Each of the Joint Book-Running Managers and Co-Managers has severally agreed that it will not offer or sell any of the notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan and any branch or other office in Japan of a corporation or other entity organized under the laws of any foreign state), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, a resident of Japan.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.